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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2026

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Luxair Expands E2 Fleet with Order for Three E190-E2 Aircraft

Luxair’s firm E2 order book increases to nine aircraft

Farnborough Airshow, UK, July 21, 2026 – Embraer (NYSE: EMBJ / B3: EMBJ3) today announced that Luxair, the national airline of the Grand Duchy of Luxembourg, has converted existing purchase rights for three E190-E2 aircraft into firm orders and secured one additional purchase right. The follow-on agreement reflects Luxair’s confidence in the E2 platform and supports its long-term growth and fleet modernization strategy.

Luxair had previously ordered six E195-E2 aircraft, four of which are already operating across its network. Following their successful entry into service, the airline has decided to further expand its E2 fleet with the E190-E2. With today’s announcement, Luxair’s firm E2 order book increases to nine aircraft.

By operating the E195-E2, and soon the E190-E2, Luxair will leverage the flexibility of the E2 family while maintaining full fleet commonality. The two aircraft types offer different seating capacities while sharing the same pilot type rating, maintenance infrastructure, and operational procedures. This enables the airline to match capacity more closely to market demand, improve operational efficiency, and deliver a consistent premium travel experience across its network.

“We are delighted that Luxair has chosen to further grow its E2 fleet with this additional order,” said Arjan Meijer, President and CEO of Embraer Commercial Aviation. “The E190-E2 combines outstanding economics, operational efficiency, and passenger comfort, making it the ideal aircraft for airlines seeking sustainable growth. We greatly value our partnership with Luxair and look forward to supporting the airline’s continued success.”

The E190-E2 is part of Embraer’s advanced E-Jets E2 family, recognized for its fuel efficiency, lower emissions, reduced noise levels, and exceptional passenger experience. The aircraft’s versatility allows airlines to efficiently serve both existing and new markets while delivering significant operational and environmental benefits.

“The outstanding performance of our first E195-E2 aircraft has confirmed that the E2 family is the right platform for Luxair,” said Gilles Feith, Chief Executive Officer of Luxair. “The E190-E2 is an excellent complement to our growing fleet, giving us greater flexibility to match capacity to the specific requirements of each route while preserving fleet commonality and the operational efficiencies of a single aircraft family. At the same time, the cabin configuration we have chosen offers best-in-class seat spacing, reflecting our commitment to providing exceptional comfort and personal space while delivering the premium travel experience our customers expect from Luxair. Combined with the E2 family’s outstanding fuel efficiency and reduced noise footprint, these aircraft also support more sustainable and quieter operations across our network.”

The first E190-E2 is expected to join the Luxair fleet at the end of 2028. Configured with 100 seats, the aircraft will primarily be deployed on high-frequency business routes, providing the ideal complement to Luxair’s growing E195-E2 fleet by combining the right capacity with the same premium onboard experience and operational efficiencies. The E190-E2 features a spacious and quiet cabin with Embraer’s signature 2–2 seating layout, eliminating middle seats and enhancing the overall travel experience. Luxair has selected a premium cabin configuration with a seat pitch of up to 34 inches (86 cm) in the forward cabin and 31 inches (79 cm) in the rear cabin, providing increased legroom and exceptional passenger comfort.

Like the airline’s E195-E2 fleet, the aircraft will be equipped with USB charging at every seat and wireless in-flight entertainment, accessible via passengers’ personal devices. Combined with advanced aerodynamics, next-generation engines, and reduced maintenance requirements, the aircraft delivers outstanding operational efficiency, performance, and passenger comfort. The 190-E2 is one of the quietest single-aisle jets in the world, generating a noise footprint up to 63% smaller than its predecessor, the original E190.

Image: Shared Files – Embraer Commercial Jets – Powered by Image Relay

About Luxair

Founded in 1961, Luxair is a key player in the economy of Luxembourg and the surrounding Greater Region. Luxair offers direct, convenient and reliable connections to more than 100 destinations across Europe and beyond, transporting over 2.6 million passengers in 2025. The airline combines a broad network from Luxembourg with high service standards, flexibility for business travel and quality leisure travel experiences.

 Through its Luxairtours division, Luxair offers holiday packages designed to provide a smooth and enjoyable travel experience. As the main airport service provider at Luxembourg Airport, Luxair also manages passenger assistance and aircraft handling services. Its Catering division is responsible for preparing fresh inflight meals and ensuring their timely delivery on board.

 In 2026, Luxair began integrating new-generation aircraft into its fleet, with a focus on reducing emissions, improving operational efficiency, and enhancing the passenger experience.

 Luxair is committed to a distinctive social model, combining competitive pricing, high service standards and attractive working conditions. By fostering a responsible and sustainable business environment, Luxair remains a strong regional leader, deeply rooted in its community.

About Embraer

A global aerospace company headquartered in Brazil, Embraer operates in the Commercial Aviation, Executive Aviation, Defense & Security and Agricultural Aviation segments. The Company designs, develops, manufactures and markets aircraft and systems, and provides after-sales Services & Support to customers.

Since its foundation in 1969, Embraer has delivered more than 9,000 aircraft. On average, every 10 seconds, an aircraft manufactured by Embraer takes off from somewhere in the world, transporting more than 150 million passengers annually.

Embraer is a leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service centers and parts distribution, among other activities, in the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2026

Embraer S.A.

By:	/s/ Felipe Santana Santiago de Lima
	Name:	Felipe Santana Santiago de Lima
	Title:	Executive Vice President of Finance and Investor Relations